[INLAND DIVERSIFIED REAL ESTATE TRUST, INC. LETTERHEAD]

May 16, 2012

Via Federal Express and EDGAR

Mr. Kevin Woody

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Inland Diversified Real Estate Trust, Inc.
Form 10-K for the year ended December 31, 2011
Filed on March 15, 2012
File No. 000-53945

Dear Mr. Woody:

I am writing on behalf of Inland Diversified Real Estate Trust, Inc. (the “Company”) in response to the comments contained in your correspondence dated May 3, 2012 regarding the Company’s Annual Report on Form 10-K (the “Annual Report”).  The headings and comment numbers below correspond to the headings and comment numbers referenced in your letter.  For your convenience, I have reproduced the text of each your comments.  The Company’s responses follow immediately below each comment for your consideration.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2011

Financial Statements and Notes

Item 2 — Properties, pages 38 — 40

1.                                      We note from disclosures on page 81 that certain of your tenants are subject to net leases which provide that the tenant is responsible for fixed base rent as well as all costs and expenses associated with occupancy. Your average annualized base rent per square foot metric should reflect tenant expense reimbursements (if triple net leased). Please clarify and/or revise future periodic filings accordingly.

Response:                                        The Company calculates annualized base rent by annualizing the in-place monthly base rent for leases as of the end of the period (December 31, 2011, in the case of the Annual Report), including any tenant concessions, such as rent abatement or allowances, that may have been granted.  Specifically, under leases where all expenses are paid by the landlord, subject to reimbursement by the tenant, the Company includes these expenses in “property operating expenses” and “real estate taxes” and reimbursements are included in “tenant recovery income” in the accompanying consolidated statements of operations and other comprehensive income.  In contrast, under the terms of a “triple net” lease, the tenant is directly responsible for base rent, as well as all of the costs and expenses associated with occupancy.  These costs are paid directly by the tenant, and are not reimbursed to the Company or its subsidiaries.  These costs are not included in the Company’s accompanying consolidated statements of operations and other comprehensive income, and the Company does not recognize recovery income for these amounts.  The Company does not believe that the expenses paid directly by the tenant under net lease should enter into the calculation of annualized base rent.

Funds From Operations and Modified Funds From Operations, pages 50 — 54

2.                                      Reference is made to Note (4) of your net loss to FFO/MFFO reconciliation. We note you have labeled your realized (gain) loss on marketable securities as non-recurring.  Given the nature of these adjustments, it is not clear why they are non-recurring. Please clarify and/or revise to remove the reference to non-recurring from your note disclosure.  Reference is made to Question 102.03 of the Division’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Response:                                        The Company will revise the referenced disclosure in future periodic filings to remove the reference to “non-recurring” from any discussion of realized (gain) loss on marketable securities.

Results of Operations, pages 54 — 56

3.                                      We note that much of your fluctuations within your results of operations are generally attributed to property acquisitions. In future periodic filings, for each line item within your consolidated statements of income, please expand to separately quantify and discuss the impact of new acquisitions in the current year offset by acquisitions in the prior year where a full year of operations wasn’t achieved until the current year.

Response:                                        The Company will provide the requested disclosure in future periodic filings.

Note 2 — Summary of Significant Accounting Policies

Capitalization and Depreciation, pages 72 — 73

4.                                      Please disclose your accounting policy for capitalization expenditures. Your disclosure should address the types of expenses that are potentially capitalized such as interest, taxes, salaries and other general and administrative expenses. In addition, please disclose the periods of capitalization including a discussion of when the capitalization period ends.

Response:                                        To date, the Company has not capitalized any other costs besides improvement, betterment costs and tenant improvements, all of which have been disclosed in the Annual Report.  The Company would capitalize the other items listed by the Staff only in the event that it developed properties.  If the Company were to develop properties in the future, it would capitalize direct and certain indirect project costs incurred during the development period such as construction, insurance, architectural, legal, interest and other financing costs and real estate taxes. At such time as a development is considered substantially complete, the capitalization of certain indirect costs, such as real estate taxes and interest and financing costs, would cease and all project-related costs included in developments in progress would be reclassified to land and building and improvements upon consideration of project-specific factors.  As of December 31, 2011, the Company had not engaged in any ground-up development, and therefore has not disclosed its accounting policy for capitalization expenditures related to developments.

Note 3 — Acquisitions in 2011, pages 77 — 80

5.                                      We note you have identified certain acquisitions during 2011 which you consider to be material to the consolidated financial statements. For your acquisitions of Shoppes at Praire Ridge, Fairgrounds Crossing and Palm Coast Landing, please clarify how you considered Rule 3-14 of Regulation S-X in determining whether these acquisitions area also significant to require separate audited income statements of the properties.

Response:                                        In the Annual Report, the Company included pro forma financial information for all acquisitions considered material individually, or individually immaterial acquisitions that were material collectively, pursuant to Financial Accounting Standards Board Accounting Standards Codification No. 805 (ASC 805), Business Combinations; however, not all of these properties are considered “significant” for purposes of Rule 3-14 of Regulation S-X.  Specifically, Shoppes at Prairie Ridge, Fairgrounds, and Palm Coast Landing were not deemed significant” for purposes of Rule 3-14, because none of these properties was: (a) acquired from a related party; (b) “significant” at the 10% level as of the date of the acquisition; or (c) one of a group of “significant” properties.

Note 5 — Unconsolidated Joint Venture, page 81

6.                                      Please revise future periodic filings to disclose your maximum exposure to loss as a result of your involvement with the Insurance Captive. Reference is made to paragraph 810-10-50-4 of the Financial Accounting Standards Codification.

Response:                                        The Company will provide the requested disclosure in future periodic filings.

Note 11 — Distributions, page 91

7.                                      Please revise future periodic filings to disclose the tax status of distributions per unit pursuant to Rule 3-15(c) of Regulation S-X.

Response:                                        The Company will provide the requested disclosure in future periodic filings.

The Company acknowledges that:

•                                          should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions regarding the foregoing.  Also, please advise whether the Staff has any additional comments to the above-referenced filing.  Kind regards.

Very truly yours,

INLAND DIVERSIFIED REAL ESTATE TRUST, INC.

/s/ Steven T. Hippel

Steven T. Hippel
Treasurer and Chief Accounting Officer (Principal Financial Officer)

cc:	Cathleen M. Hrtanek, Esq.
Michael J. Choate, Esq.